EXHIBIT 28(b)

Schedule III

KEYPORT LIFE INSURANCE COMPANY

SUPPLEMENTARY INSURANCE INFORMATION

(in thousands)

Three Years Ended December 31, 2000

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K
	Deferred policy acquisition costs	Policyholder account balances and future policy benefits	Unearned premiums	Policy contract claims and other policyholders' funds	Insurance revenues	Net investment income	Interest credited to policyholders and policy benefits and claims	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
December 31, 2000
Interest sensitive products	$547,901	$11,845,857	NA	$122,632	$67,784	$856,808	$544,641	$116,123	$71,798	NA

December 31, 1999
Interest sensitive products	$739,194	$12,040,017	NA	$69,611	$51,215	$805,216	$530,177	$97,359	$55,680	NA

December 31, 1998
Interest sensitive products	$407,593	$12,445,950	NA	$58,131	$38,076	$815,226	$565,118	$77,410	$54,800	NA